

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2025

John-Paul Backwell
Chief Executive Officer
Fusion Fuel Green PLC
9 Pembroke Street Upper
Dublin D02 KR83
Ireland

  Re: Fusion Fuel Green PLC
    Registration Statement on Form F-3
    Filed August 8, 2025
    File No. 333-289429

Dear John-Paul Backwell:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jenny O'Shanick at 202-551-8005 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing

cc: Joseph J. Kaufman